[redacted]

09059234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2009

Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Retirement System Distributors Inc.~~ K/N/A PENTEGRA DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Corporate Park Drive 4th Floor
(No. and Street)

White Plains (City) NY (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Pollak (914)821-9569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement System Distributors Inc. (now Pentegra Distributors, Inc.), as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CATHERINE ROACH
Notary Public, State of New York
No. 4979934
Qualified in Orange County
Commission Expires April 8, 2011

Signature

Executive Vice President
Title

Catherine Roach 2/25/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY.DUNN.MCNEIL & PARKER
BDMP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

We have audited the accompanying statement of financial condition of Retirement System Distributors Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Retirement System Distributors Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 26, 2009

PORTLAND, ME · BANGOR, ME · MANCHESTER, NH
WWW.BDMP.COM

Retirement System Distributors Inc.

Statement of Financial Condition

December 31, 2008

Assets:		
Cash	$	156,113
Fees receivable		31,948
Prepaid expenses		18,749
Security deposit		10,468
Total assets	$	217,278
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	53,210
Due to parent		48,783
Total liabilities		101,993
Commitments and contingency (Notes 2, 3 and 6)		
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		89,933
Total shareholder's equity		115,285
Total liabilities and shareholder's equity	$	217,278

The accompanying notes are an integral part of these financial statements.

Retirement System Distributors Inc.

Statement of Income

Year Ended December 31, 2008

Revenue:		
Distribution fees	$	244,069
BOLI group life insurance		21,739
Interest income		397
Total revenue		266,205
Expenses:		
Compensation and benefits		134,425
Professional fees		72,277
Regulatory fees		31,623
Facilities		7,455
Other		16,847
Total expenses		262,627
Income before income tax expense		3,578
Income tax expense		1,417
Net income	$	2,161

The accompanying notes are an integral part of these financial statements.

Retirement System Distributors Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2007	100	$ 1	$ 7,499	$ 137,772	$ 145,272
Capital withdrawal	-	-	-	(50,000)	(50,000)
Capital contribution	-	-	17,852	-	17,852
Net income	-	-	-	2,161	2,161
Balance, December 31, 2008	100	$ 1	$ 25,351	$ 89,933	$ 115,285

The accompanying notes are an integral part of these financial statements.

Retirement System Distributors Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	2,161
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in fees receivable		2,500
Decrease in prepaid expenses		7,053
Increase in security deposit		(82)
Decrease in accounts payable and accrued expenses		(13,115)
Net cash used in operating activities		(1,483)
Net cash provided by financing activities:		
Increase in due to Parent		56,790
Capital contribution		17,852
Capital withdrawal		(50,000)
Net cash provided by financing activities		24,642
Net increase in cash		23,159
Cash at beginning of year		132,954
Cash at end of year	$	156,113
Cash paid for income taxes	$	1,417

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Retirement System Distributors Inc. (the "Company") is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board. The Company was a wholly-owned subsidiary of Retirement System Group Inc. (the "former Parent") until December 1, 2008 when the Company became a wholly-owned subsidiary of Pentegra Services, Inc. ("Pentegra"). The former Parent was not acquired by Pentegra.

Principal Business Activities
The Company is the principal distributor for RSI Retirement Trust (the "Trust"), a New York common law trust and a registered investment company. Effective April 1, 2008, the Trust deregistered as an investment company upon the approval of the SEC. The Company also has sales distribution agreements with a number of U.S. based mutual funds in connection with the sale of retirement plans, several Section 529 qualified tuition programs, and bank owned life insurance ("BOLI") variable life insurance contracts.

Financial Statement Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

In connection with the distribution of the Sun Life Assurance Company of Canada (U.S.) Institutional and Large Case Private Placement Variable Universal Life Insurance BOLI Products, the Company receives initial and renewal commissions for sales to the Company's clients, subject to a return of certain commission payments received by the Company during the first three policy years in the event of one or more policy cancellations.

Fees Receivable and Allowance for Doubtful Accounts
The Company's fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the

receivable, current economic conditions, historical losses and other information management obtains regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

Income Taxes
The Company is included in consolidated U.S. federal, state and local income tax returns with its former Parent and Pentegra. The former Parent and Pentegra allocate income taxes to their subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal, state and local income taxes for the year.

Cash
Cash consists of a highly liquid money market account. The carrying amount approximates fair value because of the short maturity of this instrument.

Major Customer
For the year ended December 31, 2008, one agreement accounted for approximately 77% of the fees earned. The Company has an agreement with MG Trust Company, LLC and Matrix Settlement & Clearance Services, LLC ("MSCS") whereby the Company is paid 90% of the fees collected by MSCS for accounts in which the assets of the Company's customers are invested.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $54,120, which was $47,320 in excess of its required net capital of $6,800. The Company's net capital ratio was 2 to 1.

3. Related Party Transactions

Under an Expense Allocation Agreement with the former Parent (through November 30, 2008) and with Pentegra, the Company is charged a share of the expenses paid by the former Parent and Pentegra proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the former Parent and the former Parent's other subsidiaries and Pentegra.

Expenses allocated under these agreements of approximately $45,156 are included in compensation and benefits, professional fees, facilities and other expenses in the accompanying statement of income.

In addition, the former Parent and Pentegra sometimes act as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2008 amounted to approximately $141,200. At December 31, 2008, the Company owed Pentegra $48,783.

Pentegra also maintains a policy of funding, through capital contributions, the Company's losses, if any.

4. Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by its former Parent and Pentegra. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax expense, included in the accompanying statement of income, as determined in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*, is as follows:

Federal	$ 382
State and local	1,035
	$ 1,417

5. Fair Value Measurement

In September 2006, FASB issued FASB Statement No. 157, *Fair Value Measurements*. This Statement defines fair value and establishes a framework for measuring fair value which prioritizes the inputs to valuation techniques in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2008, there are no assets or liabilities requiring fair value measurement under FASB No. 157.

6. Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

The Company is currently in litigation centered around business activities of the Company and an affiliate. At December 31, 2008, it is not possible to determine the conclusion of the litigation. However, at the time of the acquisition by Pentegra, a litigation liabilities escrow account was established to cover any potential legal liabilities.

7. Subsequent Event

On January 8, 2009, the Company's name was changed to Pentegra Distributors, Inc.

Retirement System Distributors Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2008

Computation of net capital

Total shareholder's equity	$	115,285
Less: Non-allowable assets		61,165
Tentative Minimum Net Capital		54,120
Less: Haircut on securities		-
Net Capital		54,120
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $101,993 or $5,000, whichever is greater		6,800
Excess net capital	$	47,320
Aggregate indebtedness	$	101,993
Ratio of aggregate indebtness to net capital		2 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the Focus Report on Form X-17A at December 31, 2008.

Retirement System Distributors Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2008

For the year ended December 31, 2008, the brokerage transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and other registered investment companies or interests or participations in an insurance company variable life insurance separate account, and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

In planning and performing our audit of the financial statements of Retirement System Distributors Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 26, 2009

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

Retirement System Distributors Inc.

Financial Statements and Supplemental
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2008

Retirement System Distributors Inc.

Financial Statements and
Supplemental Information

Year ended December 31, 2008

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